March 1, 2023

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	J-Long Group Limited (CIK No. 0001948436) Draft Registration Statement on Form F-1 Response to the Staff’s Comments Dated January 25, 2023

Dear Mr. Anderegg, Mr. Field, Mr. Kim, and Ms. Cvrkel:

On behalf of our client, J-Long Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated January 25, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on December 30, 2022. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated January 25, 2023 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源
Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Prospectus Cover Page, page i

1.

We note your disclosure that you "intend to apply to list [your] Ordinary Shares on the Nasdaq Capital Market under the symbol “JL.” There is no assurance that such application will be approved, and if [your] application is not approved, this offering may not be completed." Please revise to disclose more clearly whether this offering is contingent upon the final approval of your Nasdaq Capital Market listing.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page of the Revised Draft Registration Statement to disclose more clearly that this offering is contingent upon the final approval of the Nasdaq Capital Market listing.

2.

We note your disclosure that you will be a controlled company following the offering. Please revise to identify the "Controlling Shareholder" and disclose, if true, that the Controlling Shareholder will have the ability to determine all matters requiring approval by stockholders.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page of the Revised Draft Registration Statement to identify the Controlling Shareholder and disclose that the Controlling Shareholder will have the ability to control or significantly influence the outcome of matters requiring approval by shareholders.

3.

Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page, pages 4 and 9 of the summary risk factors and page 41 of the risk factors sections of the Revised Draft Registration Statement to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of us or our subsidiaries by the PRC government to transfer cash or assets. Further, the Company has added cross-references on the prospectus cover page.

4.

We note that you do not appear to have relied upon an opinion of counsel with respect to your conclusions that you do not need any permissions and approvals to operate your business and to offer securities to investors. If true, state as much and explain why such an opinion was not obtained. In addition, please augment your disclosure to discuss how came to the conclusion that no permissions and approvals to operate your business and to offer securities to investors are required, and the basis on which you made that determination. Please also revise the Permission Required from Hong Kong and PRC Authorities section on page 12 accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page and page 13 of the Revised Draft Registration Statement to include an opinion of counsel that it has relied upon with respect to its conclusions that the Company does not need any permissions and approvals to operate its business and to offer securities to investors.

Recent PCAOB Developments, page 12

5.

Please revise this section to reflect the most recent legislative developments regarding the HFCAA. In this regard, we note the number of consecutive years an issuer can be identified as a commission-identified issuer before the Commission must impose an initial trading prohibition on the issuer’s securities has been reduced from three years to two years. Please revise the prospectus throughout as applicable.

In response to the Staff’s comment, the Company has revised the referenced disclosure on the prospectus cover page, pages 7, 14, 25 and 27 of the Revised Draft Registration Statement to reflect the most recent legislative developments regarding the HFCAA.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

6.

Please describe, and quantify to the extent possible, any known trends and uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on your revenue or results of operations, in light of the impact of COVID-19 on your business. Please refer to CF Disclosure Guidance: Topic No. 9.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 63 of the Revised Draft Registration Statement.

7.

We note your disclosure on page 72, "[a]s we do not own or operate any manufacturing operations, for products that require conversion, we delegate the converting process of our products to our manufacturing services suppliers located in the PRC, ..." With a view towards disclosure, please tell us whether you have experienced supply chain disruptions. If applicable, please discuss here whether supply chain disruptions materially affect your outlook or business goals, specify whether these challenges have materially impacted your results of operations or capital resources, and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. If you have taken actions to lessen the impact of supply chain issues, if material, quantify the impact of such actions, describe such actions in greater detail, and discuss known trends or uncertainties resulting from such actions.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 63 of the Revised Draft Registration Statement.

8.

Please revise to disclose your critical accounting estimates. Refer to Item 5.E. of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 67 of the Revised Draft Registration Statement.

Results of Operations

Revenues, page 62

9.

You attribute the increase of total revenue to the increase in revenue from your heat transfer products and woven labels and tapes products. Please revise to provide more robust disclosures regarding the reasons for your revenue increase. In doing so, describe the underlying reasons for these material changes in quantitative and qualitative terms, including the extent to which such changes are attributable to changes in prices or to changes in the volume or amount of goods or services being sold or to the introduction of any new products or services.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 64 of the Revised Draft Registration Statement.

Cost of Sales, page 62

10.

You disclose that the increase in cost of sales was in line with the increase in sales while the gross profit margin increased to 23.1% from 20.6%. Please revise to clarify what appears to be a contradiction and expand your discussion of cost of sales to quantify and further explain the underlying factors to which changes are attributed. See Item 5.A. of Form 20-F and SEC Release No. 33-8350 for guidance.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 64 of the Revised Draft Registration Statement.

Liquidity and Capital Resources

Cash Flow

Operating Activities, page 63

11.

Please note that your analysis of operating cash flows should focus on factors that directly affect cash, and not merely refer to results of operations prepared on an accrual basis, noncash items that do not affect cash, and items reported in the statement of cash flows or changes in line items presented in your balance sheet without discussing how such items directly affect cash. Refer to Section IV.B.1 of SEC Release No. 33-8350 for guidance. Please revise your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 66 of the Revised Draft Registration Statement.

Quantitative and Qualitative Disclosures About Market Risk, page 68

12.

Your disclosures with respect to your exposure to currency risk and interest rate risk do not comply with the guidance in Item 11.(a)(1) of Form 20-F. Please revise to provide quantitative disclosures regarding your exposure to currency risk and interest rate risk in one of the suggested formats outlined in Item 11.(a)(1) of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 71 and 72 of the Revised Draft Registration Statement.

Consolidated Balance Sheets, page F-3

13.

Please revise to separately present accounts receivables from and accounts payables to related parties on your balance sheets and statements of cash flows. Refer to Rule 4-08(k), Rule 5-02.3(a), and Rule 5-02.19(a) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages F-3 & F-6 of the Revised Draft Registration Statement to separately present accounts receivables from and accounts payables to related parties.

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

14.

Based on the nature and the geographical areas of your operations and your disclosure on page F-10, it appears that you would have exposure to foreign currency translation. However, there is no foreign currency translation line item in your statement of comprehensive income. Please explain, or revise as necessary.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-4 of the Revised Draft Registration Statement to separately present the foreign currency translation line item.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-15

15.

Your disclosure on page F-25 indicates that you have customer deposit received balances of $449,772 and $269,263 as of March 31, 2021 and 2022. Please revise to include all required disclosures in accordance with ASC 606-10-50-8.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-25 of the Revised Draft Registration Statement to disclose the change in the customer deposit received.

16.

On page 60 of MD&A, you disclose your revenues from eight types of products for each of the periods presented in your statement of operations, while in Note 2 to your financial statements, you break-out your revenues only by heat transfer and non-heat transfer products. Please revise the notes to your financial statements to disclose disaggregated revenues by the categories disclosed on page 60 of MD&A or explain why you do not believe this is required. Refer to the guidance in ASC 606-10-60-5 and ASC 280-10-50-40.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page F-16 of the Revised Draft Registration Statement to disclose the detail of revenue by product categories.

13. Income Tax, page F-25

17.

Please revise to include a description of tax years that remain subject to examination by major tax jurisdictions in accordance with ASC 740-10-50-15(e).

In response to the Staff’s comment, the Company has revised page F-25 of the Revised Draft Registration Statement to disclose the tax years that remain subject to examination by major tax jurisdiction.

14. Revenue and Segment Information, page F-27

18.

You disclose that revenue within Asia contributed over 80% of your total revenue. Please revise to disclose revenues from external customers attributed to the your country of domicile and attributed to all foreign countries in total in accordance with ASC 280-10-50-41. To the extent that revenues from external customers attributed to an individual foreign country are material, disclose those revenues separately.

In response to the Staff’s comment, revenues derived from Asia mainly included Hong Kong and China in 2021 and 2022 represented more than 10% of total subscription revenues for each period. The Company has historically viewed 10% of revenues as being material in regards to the disclosure requirements of ASC 280-10-50-41. Accordingly, the Company has revised page F-16 of the Revised Draft Registration Statement to disclose material individual foreign country separately.

The Company will continue to consider the quantitative and qualitative materiality of its international subscription revenue to ensure it is in compliance with the disclosure requirements of ASC 280-10-50-41.

General

19.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review

In response to the Staff’s comment, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Very truly yours,

/s/ Virginia Tam
Name:	Virginia Tam

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